Elizabeth Fei Chen Partner Direct Tel: 212-326-0199 Direct Fax: 212-798-6366 echen@pryorcashman.com

March 23, 2012

VIA EDGAR

Peggy Kim Special Counsel Securites and Exchange Commission Division of Corporation Finance Office of Mergers and Acqusitions 100 F Street, N.E. Washington, D.C. 20549

Re:	BEFUT International Co., Ltd.
Schedule 13E-3 filed February 27, 2012
File No. 5-82445

Dear Ms. Kim:

On behalf of BEFUT International Co., Ltd., a Nevada corporation (the “Company”), BEFUT International Co. Limited, a British Virgin Islands company and the controlling stockholder of the Company (“Befut BVI”), Mr. Hongbo Cao, the Chairman and Chief Executive Officer of the Company (collectively, the “Former Filing Persons”) and Mr. Tingmin Li, the beneficial owner of 20.8% of the Company’s outstanding common stock (collectively with the Former Filing Persons, the “Filing Persons”) , we hereby submit this letter in response to the March 12, 2012 letter (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission in respect of the Transaction Statement on Schedule 13E-3 filed by the Former Filing Persons on February 27, 2012 (the “Schedule 13E-3”). The Filing Persons’ responses to the Staff’s comments are set forth in this letter. For your convenience, the Staff’s comments are reproduced in italic type and are followed by the Filing Persons’ responses. We revised the disclosure in the Schedule 13E-3 in response to certain of the Staff’s comments. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Disclosure Statement filed as Exhibit (a)(3) to the Schedule 13E-3.

March 23, 2012

Schedule 13E-3

1.	Please advise us as to what consideration was given to whether Mr. Tingman Li is an affiliate engaged in the going private transaction and, accordingly, should be a filing person on the Schedule 13E-3. Alternatively, please revise the Schedule 13E-3 to include this party as a filing person. For help in making this determination, please review Question and Answer 201.05 in the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 section of the Division’s Compliance and Disclosure Interpretations, publicly available at our website at www.sec.gov.

Response:

Mr. Tingmin Li is the beneficial owner of approximately 6,180,740 shares of common stock of the Company, or 20.8% of the Company’s outstanding shares, as a result of his 44.4% ownership of Befut BVI. However, Mr. Hongbo Cao, the Chairman and Chief Executive Officer of the Company, is the sole director of Befut BVI and possess investment control over the shares of common stock owned by Befut BVI. Mr. Li, as a shareholder of Befut BVI, does not possess any management control or authority over the Company or Befut BVI, and is strictly a passive indirect shareholder in the Company’s affairs. Mr. Li was not contacted or consulted in any capacity by the Company or management concerning the Transaction. In consideration of the facts described above, the Company did not believe it was necessary or appropriate to include Mr. Li as a filing person on the Schedule 13E-3.

However, in response to the Staff’s position on the issue, the Company contacted Mr. Li and Mr. Li agreed to be included as a filing person on the Schedule 13E-3. The Schedule 13E-3 and the Disclosure Statement are therefore revised to include Mr. Li as a filing person.

2.	We note the disclosure under Items 2, 6, and 8 of the Schedule 13E-3. Please note that the Schedule 13E-3 must incorporate by reference the information contained in the disclosure statement in answer to the items of Schedule 13E-3. Refer to General Instruction G of Schedule 13E-3. Please revise so that the information under each of the items appears in the disclosure statement and is incorporated by reference in the Schedule 13E-3.

Response:

The Schedule 13E-3 and the Disclosure Statement were revised in response to this comment.

Disclosure Statement

3.	Please revise the third paragraph of the letter to stockholders to clarify whether the board determined that the Transaction was fair to the unaffiliated stockholders of the company.

Response:

The Schedule 13E-3 and the Disclosure Statement were revised in response to this comment.

March 23, 2012

4.	Please note that the information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a “Special Factors” section at the beginning of the proxy statement, immediately following the Summary section. See Rule 13e-3(e)(1)(ii). In this regard, please relocate the “Forward-Looking Statements” section.

Response:

In response to this comment, the section of the Disclosure Statement concerning federal income tax consequences was relocated to a new section entitled “Special Factors – Federal Income Tax Consequences”. Additionally, the section of “Special Factors” was relocated to the place to the front next to “Summary of Terms of Reverse/Forward Stock Split”.

Summary of Terms of Reverse/ Forward Stock Split, page 1

5.	We note that you disclose the fairness determination of the board. Please revise the summary to include the fairness determination of each filing person.

Response:

The section of the Disclosure Statement entitled “Summary of Terms of the Reverse/Forward Stock Split” was revised to include the fairness determination of each filing person.

Questions and Answers about the Reverse/ Forward Stock Split, page 3

What are the interests of our directors and executive officers..., page 3

6.	Please state whether officers and directors of the issuer will receive any benefits, including cash payments or the accelerated vesting of securities in connection with the going private transaction, and if so, revise to quantify the amounts on an individual and aggregated basis.

Response:

The section of the Disclosure Statement entitled “Questions and Answers About the Forward/Reverse Stock Split” was revised to indicate that officers and directors of the Company will not receive any benefits, including cash payments or the accelerated vesting of securities, in connection with the Transaction. Additionally, the section of the Disclosure Statement entitled “Other Matters Related to the Transaction – Interests of Certain Persons” was revised to clarify the foregoing statement.

March 23, 2012

Special Factors, page 4

Reasons for and Purposes of the Reverse/ Forward Stock Split, page 4

7.	We note that you discuss the reasons and purpose of the board. Please revise to describe the purpose and reasons of each filing person. Refer to Item 1013(a) and (c) of Regulation M-A. Please also revise to discuss any alternative means considered by the other filing persons to accomplish the stated purposes and the reasons for their rejection. Refer to Item 1013(b) of Regulation M-A.

Response:

The sections of the Disclosure Statement entitled “Special Factors - Reasons for and Purposes of the Reverse/ Forward Stock Split” and “Special Factors – Strategic Alternatives Considered” were revised to expressly include the purpose and reasons of each filing person for the Transaction, including any alternatives to the Transaction considered by each filing person.

8.	Please revise to describe each filing person’s reasons for undertaking the Rule 13e-3 transaction at this particular time, as opposed to another time in the issuer’s operating history. Refer to Item 1013(c) of Regulation M-A.

Response:

The sections of the Disclosure Statement entitled “Special Factors - Reasons for and Purposes of the Reverse/ Forward Stock Split” and “Special Factors – Strategic Alternatives Considered” were revised to expressly include the purpose and reasons of each filing person for the transaction, including any alternatives to the Transaction considered by each filing person.

Background of the Reverse/ Forward Stock Split, page 5

9.	Please revise the background section to describe each contact, meeting, or discussion that took place regarding the reverse stock split and the substance of the discussions or negotiations at each meeting. Please identify any counsel, financial advisors or any members of management who were present at each meeting.

Response:

The section of the Disclosure Statement entitled “Special Factors - Background of the Reverse/Forward Stock Split” was revised in response to this comment, including to identify the counsel involved. The Company did not retain any financial advisors and a statement to that effect was also included in the revised section.

Effects of the Reverse/ Forward Stock Split, page 6

10.	Please revise to discuss the loss of the rights and protections that the federal securities laws provide to security holders, the substantive disclosure requirements that the federal securities laws, including the Sarbanes-Oxley Act require of public companies, and the reporting obligations for directors, officers and principal security holders of public companies.

March 23, 2012

Response:

The sections of the Disclosure Statement entitled “Special Factors – Effects of the Reverse/Forward Stock Split” and “Special Factors – Potential Disadvantages of the Reverse/Forward Stock Split” were revised to include the disclosures requested by this comment.

11.	Please revise to describe the effects of the Rule 13e-3 transaction on the issuer, its affiliates and unaffiliated shareholders. Refer to Item 1013(d) of Regulation M-A. Please also describe and quantify the benefits and detriments to each of the issuer, its affiliates and its unaffiliated shareholders. Refer to Instruction 2 to Item 1013 of Regulation M-A.

Response:

The section of the Disclosure Statement entitled “Special Factors – Effects of the Reverse/Forward Stock Split” was revised in response to this comment.

12.	Please revise to clarify whether affiliates will be able to take advantage of any net operating loss carry forwards and, if so, how this impacted the decision to structure the transaction in this manner.

Response:

As of June 30, 2011 and as of December 31, 2011, the Company did not have any net operating loss and therefore, the disclosure related to whether affiliates will be able to take advantage of any net operating loss carry forwards is not applicable to the Company.

13.	Please revise, here or in another appropriate location, to disclose what plans the issuer has if it does not complete the reverse and forward stock splits. In addition, please confirm your understanding that you are required to report promptly the results of the Rule 13e-3 transaction as a final amendment to the Schedule 13E-3. See Rule 13e-3(d)(3).

Response:

The section of the Disclosure Statement entitled “Special Factors – Effects of the Reverse/Forward Stock Split” was revised in response to this comment to state that the Company currently has no plans other than to continue to operate the Company as currently conducted should the Reverse/Forward Stock Split not be completed, but could pursue another similar transaction in the future.

March 23, 2012

Factors Considered to Determine Fairness, page 8

14.	We note that the board considered the average daily closing price over the past 12 months. Please revise to further address whether the board considered the higher market prices during the past two years; for example, we note that the market price was as high as $1.65 per share. Refer to Instruction 2(iv) to Item 1014 of Regulation M-A.

Response:

In determining a fair cash-out price, the Board considered not only the average daily closing price over the past twelve months ($0.50), but also the average daily closing price over the past thirty-five months ($0.58), which is from the date the Company acquired Befut Electric (Dalian) Co., Ltd., its wholly owned subsidiary in the PRC, and its controlled operating entity Dalian Befut Wire & Cable Manufacturing Co., Ltd., or the Reverse Merger Date to February 17, 2012, the most recent trading day before the Board finally resolved to approve the Transaction. In addition, the Board also considered the low and high trading prices and the average daily closing prices during the 90-trading day period, 60-trading day period and 30-trading day period ended February 17, 2012, which were $0.16, $0.17 and $0.17, respectively. The section of the Disclosure Statement entitled “Special Factors – Factors Considered to Determine Fairness” was revised in response to this comment by expanding the disclosure to include additional analysis.

Description of the Reverse/ Forward Stock Split, page 11

15.	Please advise as to how you will notify shareholders if the board decides to abandon the Reverse/Forward Stock Split.

Response:

Please be advised that we will notify shareholders if the Board decides to abandon the Reverse/Forward Stock Split by issuing a press release and filing a Current Report on Form 8-K with the SEC. The section of the Disclosure Statement entitled “Description of the Reverse/ Forward Stock Split” was revised in response to this comment.

Interests of Certain Persons, page 13

16.	Please revise to include the information required by Item 1011(b) of Regulation M-A and corresponding Item 402(t) of Regulation S-K, or advise us.

Response:

Please be advised that, with respect to any disclosure called for by Item 1011(b) of Regulation M-A, the Company confirms that there is no additional information that must be disclosed in order to make the statements in the Schedule 13E-3 and the Disclosure Statement, in light of the circumstances under which they are made, not materially misleading. Furthermore, the disclosure under Item 402(t) “Golden Parachute Compensation” is triggered if it is in “connection with any proxy or consent solicitation material providing the disclosure required by section 14A(b)(1) of the Exchange Act or any proxy or consent solicitation that includes disclosure under Item 14 of Schedule 14A (Rule 240.14a-101) pursuant to Note A of Schedule 14A.” Here, the Company is not soliciting proxies or stockholder approval and therefore the disclosure is not applicable to the this Schedule 13E and its Disclosure Statement. Lastly, please be also advised that as a result of the Transaction, the officers and directors of the Company will not be entitled to any “gold parachute” payments or any other payments, compensation or benefits payable because there is no such an arrangement with the officers and directors of the Company in connection with termination of their service or a change of control of the Company.

March 23, 2012

Company Information, page 17 Company Securities, page 17

17.	Please revise to reconcile the market information with the disclosure in the most recent Form 10-K, or advise us.

Response:

In response to this comment, we have reconciled the market information set forth in the section of the Disclosure Statement entitled “Company Information – Company Securities”.

Acknowledgment

In response to the Staff’s comments, attached as Exhibit A to this letter is a written statement, signed by each filing person, acknowledging certain matters as requested by the Staff.

If you have any questions regarding the foregoing responses or need additional information, please do not hesitate to contact me by telephone at (212) 326-0199.

Sincerely,

/s/ Elizabeth Fei Chen
Elizabeth Fei Chen

Enclosure

March 23, 2012

EXHIBIT A

ACKNOWLEDGEMENT

Each of the undersigned filing persons acknowledges that:

•	Such filing person is responsible for the adequacy and accuracy of the disclosure in the filings referenced in the letter to which this Acknowledgement is attached;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Such filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BEFUT INTERNATIONAL CO., LTD.

By:	/s/ Hongbo Cao
Name:	Hongbo Cao
Title:	Chief Executive Officer

BEFUT INTERNATIONAL CO. LIMITED

By:	/s/ Hongbo Cao
Name:	Hongbo Cao
Title:	Director

HONGBO CAO

By:	/s/ Hongbo Cao
Name:	Hongbo Cao

TINGMIN LI

By:	/s/ Tingmin Li
Name:	Tingmin Li